UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Cytogen Corporation
                          n/k/a EUSA Pharma (USA), Inc.
                                (Name of Issuer)

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                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

================================================================================

                                    232824300
                                 (CUSIP Number)

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                           Zoe Evans, General Counsel
                                EUSA Pharma Inc.
                               The Magdalen Center
                               Oxford Science Park
                                   Oxford, UK
                                     OX4-4GA
                               44 (1) 1865 784255

                                 With a copy to
                             Jeffrey A. Baumel, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                                 101 JFK Parkway
                              Short Hills, NJ 07078
                                  973-912-7100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

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                                   May 8, 2008
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 232824300
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   1   NAMES OF REPORTING PERSONS.

       EUSA Pharma Inc.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)               (a) |_|
                                                                         (b) |_|
       Not applicable.
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS

       OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)

       |_|
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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  NUMBER OF      7   SOLE VOTING POWER
   SHARES
BENEFICIALLY         36,093,873
  OWNED BY    ------------------------------------------------------------------
    EACH         8   SHARED VOTING POWER
  REPORTING
 PERSON WITH         -0-
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     36,093,873
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       36,093,873 See footnote (1)
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12
       |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100%
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  14   TYPE OF REPORTING PERSON

       CO
================================================================================

(1) As more fully described herein, on May 8, 2008, EUSA Pharma Inc. ("EUSA") consummated the acquisition of Cytogen Corporation (the "Corporation") through the merger of EUSA Pharma (USA), Inc., a wholly-owned subsidiary of EUSA ("Merger Sub"), into the Corporation.

CUSIP No. 232824300
================================================================================
   1   NAMES OF REPORTING PERSONS.

       EUSA Pharma (USA), Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)               (a) |_|
                                                                         (b) |_|
       Not applicable.
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS(1)

       Not applicable.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

       |_|
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
   SHARES
BENEFICIALLY         -0-
  OWNED BY    ------------------------------------------------------------------
    EACH         8   SHARED VOTING POWER
  REPORTING
 PERSON WITH         -0-
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     -0-
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0- See footnote (1)
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12
       |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not applicable.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
================================================================================

(1) As more fully described herein, on May 8, 2008, EUSA consummated the acquisition of the Corporation through the merger of Merger Sub into the Corporation.

                             INTRODUCTORY STATEMENT

      As more fully described under Items 4 and 6 herein, on March 10, 2008, EUSA Pharma Inc., a Delaware corporation ("EUSA"), and its wholly-owned subsidiary, EUSA Pharma (USA), Inc., also a Delaware corporation ("Merger Sub"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Cytogen Corporation (the "Corporation") pursuant to which EUSA would acquire the Corporation through the merger (the "Merger") of Merger Sub into the Corporation.

Item 1. Security and Issuer

      The securities to which this Statement on Schedule 13D relates are shares of the common stock, $0.01 par value per share (the "Common Stock"), of the Corporation. The principal executive offices of the Corporation are located at 650 College Road East, Suite 3100, Princeton, New Jersey 08540.

Item 2. Identity and Background

      This Statement on Schedule 13D is filed by EUSA and its wholly-owned subsidiary, Merger Sub. EUSA is a specialty pharmaceutical company with a portfolio of pharmaceutical products focused on oncology, pain control and critical care. The principal business and offices of each of EUSA and Merger Sub in the United States are located at Heritage Gateway Centre, 1980 S. Easton Road, Suite 250, Doylestown, PA 18901. The names, citizenship, business or residence address and principal occupation of each executive officer and director of EUSA and Merger Sub is set forth in Annex 1 attached hereto, which information is incorporated herein by reference.

      During the last five years neither EUSA, Merger Sub, nor, to the best of the knowledge of EUSA and Merger Sub, any executive officer or director of EUSA or Merger Sub identified on Annex 1 has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The acquisition of an aggregate of 36,093,873 shares of the Common Stock was consummated on May 8, 2008 through the Merger of Merger Sub into the Corporation pursuant to which each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger has been cancelled and converted into the right to receive $0.62 in cash (without interest). On the basis of the 36,093,873 shares of Common Stock issued and outstanding immediately prior to the effective time and the amount payable to holders of derivative securities as described under Item 4 below, the aggregate purchase price in the Merger is $22,403,361. In order to finance the consideration for the acquisition and provide working capital, EUSA raised over $50 million in an investment financing. This financing was led by TVM Capital and supported by EUSA's existing investors, Essex Woodlands, 3i, Goldman Sachs, Advent Venture Partners, SV Life Sciences, NeoMed and NovaQuest.

Item 4. Purpose of Transaction

      On May 8, 2008 (the "Closing"), EUSA consummated the acquisition of the Corporation, in accordance with the provisions of an Agreement and Plan of Merger, dated as of March 10, 2008, among EUSA, Merger Sub and the Corporation pursuant to which Merger Sub merged with and into the Corporation. The Corporation continues as the surviving entity and a wholly-owned subsidiary of EUSA. By virtue of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger has been cancelled and converted into the right to receive $0.62 in cash (without interest). Immediately prior to the Closing, each outstanding option, stock equivalent right, warrant or other right to acquire shares of Common Stock became fully exercisable and vested and was cancelled and converted into the right to receive, in consideration of such cancellation, a cash payment equal to the product of (a) the excess of $0.62 over the exercise price of such derivative security, if any, and (b) the number of shares of Common Stock subject thereto which amounted to $25,160. Also pursuant to the Merger Agreement, at the Closing the Corporation delivered to EUSA the resignation of each director of the Corporation and each of its subsidiaries.

      The Merger Agreement and the Merger were approved by the holders of more than a majority of the outstanding shares of Common Stock. In connection with the solicitation of votes in favor of the Merger, the Corporation filed with the Securities and Exchange Commission a preliminary proxy statement which was distributed to the Corporation's stockholders subsequently in definitive form containing the information required of the Corporation under Schedule 14A promulgated by the Commission. As a consequence of the consummation of the Merger, the Common Stock has ceased to be publicly traded and is eligible for termination of registration under the Exchange Act.

      EUSA does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Reference is made to the full text of the Merger Agreement which is filed as Exhibit B hereto . Such text is hereby incorporated by reference in this Statement and qualifies all matters set forth herein.

Item 5. Interest in Securities of the Issuer

      (a) Prior to the consummation of the Merger and excluding the effect of the Merger Agreement which, prior to the approval of the Corporation's stockholders to the Merger, was conditioned on such approval which was beyond the parties' control, neither EUSA nor Merger Sub beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, any shares of Common Stock, and, during the sixty days prior to the date of the Merger Agreement, neither EUSA nor Merger Sub effected any transactions in the Common Stock. As disclosed by such persons to EUSA and Merger Sub, as of May 7, 2008, except as set forth on Annex 1, none of the executive officers or directors of either EUSA or Merger Sub beneficially owned any shares of Common Stock nor, except as set forth on Annex 1, during the sixty days prior to the date of the Merger Agreement, did any such executive officer or director effect any transactions in the Common Stock.

      As of May 8, 2008, EUSA beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 36,093,873 shares of Common Stock, constituting 100% of the issued and outstanding shares of Common Stock. All of such shares are beneficially owned by EUSA.

      (b) All of the shares of Common Stock beneficially owned by EUSA are held with sole power to vote or to direct the vote thereof and with sole power to dispose or to direct the disposition thereof.

      (c) At the effective time of the Merger, as more fully described under
Item 4 herein, EUSA consummated the Merger. As a result of the consummation of the Merger, 36,093,873 shares of Common Stock were cancelled and converted into the right to receive $0.62 per share in cash (without interest). Immediately prior to the Closing, each outstanding option, stock equivalent right, warrant or other right to acquire shares of Common Stock became fully exercisable and vested and was cancelled and converted into the right to receive, in consideration of such cancellation, a cash payment equal to the product of (a) the excess of $0.62 over the exercise price of such derivative security, if any, and (b) the number of shares of Common Stock subject thereto which amounted to $25,160.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As more fully described under Item 4 above, on May 8, 2008, EUSA and Merger Sub consummated the acquisition of the Corporation by merger of Merger Sub with and into the Corporation pursuant to the previously executed Merger Agreement. Contemporaneously with the execution and delivery of the Merger Agreement, each of the officers and directors and J.P. Morgan Ventures

Corporation, the holder of approximately 13% of the Common Stock, entered into voting agreements with the Corporation and EUSA pursuant to which such parties, among other things, agreed to vote their respective shares of Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, in favor of the adoption of any proposal or action that is reasonably determined by the Corporation to be necessary or appropriate to submit for stockholder approval in order to facilitate the consummation of the transactions contemplated by the Merger Agreement and against any competing proposal.

      Reference is made to the full text of the form of voting agreement which is filed as Exhibit C hereto. Such text is hereby incorporated by reference in this Statement and qualifies all matters set forth herein.

      Except for the Merger Agreement and the voting agreement, neither EUSA nor Merger Sub nor, to the best of the knowledge of EUSA and Merger Sub, any of the executive officers or directors listed in Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

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     Exhibit Reference                            Exhibit
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         Exhibit A         Agreement pursuant to Rule 13d-1(k)(1)(iii)
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         Exhibit B         Agreement and Plan of Merger, dated as of March 10,
                           2008, among EUSA, Merger Sub and the Corporation
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         Exhibit C         Form of Voting Agreement, dated as of March 10, 2008,
                           entered into by EUSA, the Corporation and each of the Corporation's officers and Directors and J.P. Morgan Ventures Corporation, a stockholder of the Corporation
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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2008


EUSA PHARMA INC.                        EUSA PHARMA (USA), INC.


By: /s/ Zoe Evans                       By: /s/ Zoe Evans
    --------------------------------        --------------------------------
Name:  Zoe Evans                        Name:  Zoe Evans
Title: General Counsel                  Title: General Counsel

                                     Annex 1

----------------------------------------------------------------------------------------------------------
Name and Business or         Citizenship               Position with EUSA       Principal Occupation,
Residence Address*                                     Pharma Inc.              Employer and Address of
                                                                                Employer*
----------------------------------------------------------------------------------------------------------
Rolf Stahel                  Swiss                     Non-Executive Chairman

The Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------
Bryan Morton                 British                   President and Chief      President and Chief
                                                       Executive Officer and    Executive Officer of EUSA
The Magdalen Centre                                    Director
Oxford Science Park                                                             The Magdalen Centre
Oxford OX4 4GA                                                                  Oxford Science Park
UK                                                                              Oxford OX4 4GA
                                                                                UK
----------------------------------------------------------------------------------------------------------
Petri Vainio                 Finnish                   Director                 Essex Woodlands

Berkley Square House                                                            Berkley Square House
Berkley Square                                                                  Berkley Square
London, W1J 6BD                                                                 London, W1J 6BD
UK                                                                              UK
----------------------------------------------------------------------------------------------------------
William Crouse               U.S.                      Director
----------------------------------------------------------------------------------------------------------
Goran Ando                   Swedish                   Director                 Essex Woodland

Berkley Square House                                                            Berkley Square House
Berkley Square                                                                  Berkley Square
London, W1J 6BD                                                                 London, W1J 6BD
UK                                                                              UK
----------------------------------------------------------------------------------------------------------
Gilles Alberici              French                    Director                 The Magdalen Centre
                                                                                Oxford Science Park
The Magdalen Centre                                                             Oxford OX4 4GA
Oxford Science Park                                                             UK
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------
Andrew Fraser                British                   Director                 3i plc

16 Palace Street                                                                16 Palace Street
London SW1E 5JD                                                                 London SW1E 5JD
UK                                                                              UK
----------------------------------------------------------------------------------------------------------
Raj Parekh                   British                   Director                 Advent Venture Partners

25 Buckingham Gate                                                              25 Buckingham Gate
London SW1E 6LD                                                                 London SW1E 6LD
UK                                                                              UK
----------------------------------------------------------------------------------------------------------
Zoe Evans                    British                   General Counsel and      General Counsel and
                                                       Secretary                Secretary of EUSA
The Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------

      *Unless otherwise indicated the business address of the individuals identified is the address of EUSA.

----------------------------------------------------------------------------------------------------------
Name and Business or        Citizenship               Position with EUSA        Principal Occupation,
Residence Address*                                    Pharma (USA), Inc.        Employer and Address of
                                                                                Employer*
----------------------------------------------------------------------------------------------------------
Bryan Morton                British                   Director and President    President of EUSA Pharma
                                                                                (USA), Inc.
The Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------
David Cook                  British                   Director and Treasurer    Treasurer of EUSA Pharma
                                                                                (USA), Inc.
The Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------
Zoe Evans                   British                   Corporate Secretary       Corporate Secretary of
                                                                                EUSA Pharma (USA), Inc.
The Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
UK
----------------------------------------------------------------------------------------------------------

      *Unless otherwise indicated the business address of the individuals identified is the address of EUSA.

                                INDEX TO EXHIBITS

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     Exhibit Reference                            Exhibit
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         Exhibit A         Agreement pursuant to Rule 13d-1(k)(1)(iii)
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         Exhibit B         Agreement and Plan of Merger, dated as of March 10,
                           2008, among EUSA, Merger Sub and the Corporation
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         Exhibit C         Form of Voting Agreement, dated as of March 10, 2008,
                           entered into by EUSA, the Corporation and each of the Corporation's officers and Directors and J.P. Morgan Ventures Corporation, a stockholder of the Corporation
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